T.O.D. Taste on Demand Inc.
c/o Agents and Corporations, Inc.
18124 Wedge Parkway, Suite 925
Reno, Nevada 89511

February 11, 2008

BY EDGAR AND
FACSIMILE (202) 772-9367

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4561
Attention: H. Roger Schwall, Assistant Director

Re:	T.O.D. Taste on Demand Inc.
Registration Statement on Form SB-2
Filed on January 29, 2008
File Number 333-148928

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), T.O.D. Taste on Demand Inc. (the “Company”) hereby requests that the Registration Statement described above (the “Registration Statement”) be accelerated so that it will become effective at 3:00 pm on Thursday, February 14, 2008, or as soon as practicable thereafter. In connection with such request, the undersigned, being all of the officers and directors of the Company, hereby acknowledge the following:

1.  Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in their filing.

3.  The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call David Lubin, Esq., U.S. counsel for the Company, (516) 887-8200, facsimile (516) 887-8250. Thank you for your attention to this matter.

Very truly yours,

T.O.D. TASTE ON DEMAND INC.

By:	/s/ David Katzir
Name: David Katzir
Title: President, Treasurer, Secretary and Director (Principal Executive, Financial and Accounting Officer)